EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Nine Month Periods Ended September 30, 2003 and 2002

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE

Average common shares outstanding	98,489	102,825	98,879	104,793

Net income	$105,129	$151,570	$390,016	$491,693

Basic earnings per share	$1.07	$1.47	$3.94	$4.69

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	98,489	102,825	98,879	104,793
Common stock equivalents	336	536	204	718

Adjusted weighted average diluted shares outstanding	98,825	103,361	99,083	105,511

Net income	$105,129	$151,570	$390,016	$491,693

Diluted earnings per share	$1.06	$1.47	$3.94	$4.66